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         June 4, 2024

       Ana Maria Mendez
       President
       Kinetic Group Inc.
       2801 NW 74TH Avenue
       Miami, FL 33122

                                                        Re: Kinetic Group Inc.
                                                            Form 8-K filed May
3, 2024
                                                            File No. 333-216047

       Dear Ana Maria Mendez:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Trade & Services